FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                          For the month of August, 2003


                                  UNILEVER PLC
                 (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY

Date: August 12, 2003

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated 12 August 2003
                            Director Shareholding

Exhibit 99


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

CLAUDIO X GONZALEZ

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

AS IN 2 ABOVE - MR GONZALEZ IS AN ADVISORY DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The shares are held in the Bank of New York's account with the Depository Trust Company (DTC). The Bank of New York nominee name for DTC is 'Cede & Co'.


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF PLC AMERICAN DEPOSITARY RECEIPTS (1 ADR REPRESENTS 4 PLC ORDINARY SHARES)*

7) Number of shares/amount of
stock acquired

5,000 ADRs


8) Percentage of issued class

NEGLIGIBLE

9) Number of shares/amount
of stock disposed

N/A


10) Percentage of issued class

N/A


11) Class of security

ORDINARY SHARES OF 1.4P EACH


12) Price per share

US $33.6000 PER ADR*


13) Date of transaction

11 AUGUST 2003


14) Date company informed

11 AUGUST 2003


15) Total holding following this notification

25,000 ADRs (REPRESENTING 100,000 PLC ORDINARY SHARES)


16) Total percentage holding of issued class following this notification

0.0034% OF THE PLC ORDINARY 1.4P CAPITAL


If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

AM DEGUN 020 7822 6039


25) Name and signature of authorised company official responsible for making this notification


ALISON DILLON

DEPUTY SECRETARY

Date of Notification

12 AUGUST 2003